

16013643

amB

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard International Distribution Company
f/k/a Philadelphia Financial Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Market Street, 54th Floor
(No. and Street)

Philadelphia	Pennsylvania	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd R. Miller 484-530-4837
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd R. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard International Distribution Company, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Donna M. Brown, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Oct. 24, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Vice President, Controller, Chief Financial Officer and Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Financial Statements

December 31, 2015

(With Independent Registered Public Accounting Firm Report Thereon)

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Table of Contents



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lombard International Distribution Company:

We have audited the accompanying statement of financial condition of Lombard International Distribution Company as of December 31, 2015, and the related statements of operations, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lombard International Distribution Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, PA
February 29, 2016

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	180,729
Prepaid expenses		52,849
Deferred income tax assets		12,442
Total assets	$	246,020
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable	$	7,500
Payable to affiliates		15,220
Total liabilities		22,720
Shareholder's equity:		
Common stock, $25 par value; 1,000 shares authorized, issued, and outstanding		25,000
Additional paid-in capital		264,375
Accumulated deficit		(66,075)
Total shareholder's equity		223,300
Total liabilities and shareholder's equity	$	246,020

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Operations

Year ended December 31, 2015

Revenues:	
Concessions on variable insurance products	$ 4,413,166
Administrative fee income (note 2)	699,840
Total revenues	5,113,006
Expenses:	
Commissions on variable insurance products	4,413,166
General operating expenses (note 2)	704,541
Total expenses	5,117,707
Loss from operations before income taxes	(4,701)
Federal income tax benefit	1,645
Net loss	$ (3,056)

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Shareholder's Equity

Year ended December 31, 2015

		Common stock	Additional paid-in capital	Accumulated deficit	Total shareholder's equity
Balance at December 31, 2014	$	25,000	160,970	(63,019)	122,951
Net loss		—	—	(3,056)	(3,056)
Capital contribution from parent		—	103,405	—	103,405
Balance at December 31, 2015	$	25,000	264,375	(66,075)	223,300

See accompanying notes to financial statements.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:	
Net loss	$ (3,056)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in deferred income tax assets	(1,645)
Increase in prepaid expenses	(25,203)
Decrease in accounts payable	(5,000)
Increase in payable to affiliates	15,220
Net cash used in operating activities	(19,684)
Cash flows from financing activities	
Capital contributions from parent	103,405
Net cash provided by financing activities	103,405
Increase in cash	83,721
Cash:	
Beginning of year	97,008
End of year	$ 180,729

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Description of Business

Lombard International Distribution Company (LIDC or the Company) is a Delaware company organized on January 26, 1995 and licensed as a securities broker/dealer on January 18, 1996. On June 30, 2015, the Company's former ultimate parent, Tiptree Financial Inc., sold Philadelphia Financial Group, Inc. (PFG) and subsidiaries, including Lombard International Distribution Company, to PFG Acquisition Corp., an affiliate of The Blackstone Group L.P. Subsequently, the Company and certain affiliates were transferred to Lombard International US Holdings, Inc., also an affiliate of The Blackstone Group L.P. On September 28, 2015, the Company's name was changed from Philadelphia Financial Distribution Company to Lombard International Distribution Company.

The Company serves as the principal underwriter for variable life insurance policies and variable annuity contracts issued by Lombard International Life Assurance Company (LILAC), an affiliate. Effective July 13, 2012, the Company serves in the same capacity for certain variable life insurance policies and variable annuity contracts for Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (Hartford). These particular policies and contracts issued by Hartford are administered by Lombard International Administration Services Company, LLC (LIAS), an affiliate of the Company.

All revenues of the Company are earned from LILAC and LIAS in the form of concession income and administrative fees. For operational purposes, LILAC pays the commissions on behalf of the Company. As a consequence, the concession income and corresponding commission expenses are presented on a gross basis in the statement of operations.

The Company provides certain administrative services to LILAC and LIAS, for which it receives an administrative fee. The Company reimburses LILAC and LIAS at cost for services and facilities provided to the Company for conduct of its operations.

The Company does not hold customer accounts.

(b) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The single-year presentation is in accordance with Securities and Exchange Commission (SEC) Rule 17a-5.

(c) Cash

Cash consists of short-term deposits placed with a financial institution.

(d) Income Taxes

Until June 30, 2015, the Company filed a consolidated tax return with PFG and another affiliate. Effective June 30, 2015, the Company will file a consolidated tax return with Lombard International US Holdings, Inc. and certain other affiliates.

The Company and PFG were parties to a tax-sharing agreement. Pursuant to the terms of the agreement, the Company will be reimbursed for net operating losses generated by the Company through June 29, 2015 and utilized in the consolidated federal tax return. Subsequent to June 29, 2015, the Company and Lombard International US Holdings, Inc. are parties to a tax-sharing agreement.

The Company generated a net operating loss of $9,728 in 2014 and a deferred tax asset of $3,405 resulting from this net operating loss was established. The net operating loss was utilized by PFG in the 2014 consolidated federal tax return. PFG compensated the Company for use of this net operating loss by making a cash capital contribution of $3,405 subsequent to filing the 2014 consolidated federal return in 2015.

The Company generated a net operating loss of $6,092 for the period January 1, 2015 through June 29, 2015. The net operating loss is utilized by PFG in the consolidated federal income tax return for the period January 1, 2015 through June 29, 2015. PFG will compensate the Company for use of this net operating loss by making a cash capital contribution of $2,132 subsequent to filing this federal income tax return in 2016.

The deferred income tax assets of $12,442 represent the net operating loss carry forwards as of December 31, 2015. Due to anticipated future profitability of the Company and Lombard International US Holdings, Inc., a valuation allowance is deemed unnecessary. If unused, the net operating losses will expire in 2020, 2034 and 2035, respectively.

As required, the Company assesses the need to recognize a liability related to uncertain tax positions. As of December 31, 2015, the Company has not identified any significant uncertain tax positions. If interest or penalty is determined to be necessary, these amounts would be recognized with the income tax provision.

(e) Revenue Recognition

Variable product concession income and administrative fees are recorded when earned.

(f) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Intercompany Transactions

Effective July 1, 2012, the Company entered into an operational agreement with LILAC and LIAS. Under the terms of the agreement, the Company agreed to reimburse LILAC and LIAS at cost for services and facilities provided by LILAC and LIAS to the Company. Additionally, the Company will reimburse LILAC and LIAS for any direct expenses incurred by the Company but paid by LILAC and LIAS. Under the terms of the agreement, LILAC and LIAS will pay an administrative fee to the Company as compensation for services provided by the Company to LILAC and LIAS. The agreement has been amended annually for changes in costs of services and facilities provided as well as administrative fees charged. During 2015, the Company reimbursed LILAC and LIAS for services and facilities costs of $353,700 and $196,980, respectively. During 2015, the Company received administrative fees from LILAC and LIAS of $446,760 and $253,080, respectively. The Company reported a payable to affiliates of $15,220 at December 31, 2015.

On November 24, 2015, Philadelphia Financial Group, Inc. made a cash capital contribution of $3,405 to the Company for use of its 2014 net operating loss. On December 15, 2015, Lombard International US Holdings, Inc. made a cash capital contribution of $100,000 to the Company.

(3) Regulatory Matters

Net Capital Requirement

The Company is a limited securities broker/dealer with FINRA and is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1.) Rule 15c3-1 requires maintenance of minimum net capital. Because the Company holds no customer accounts, the rule requires the Company to maintain net capital of no less than $5,000. As of December 31, 2015, the Company had net capital, as defined, of $158,009.

(4) Exemption from Reserve Requirements

Under SEC Rule 15c3-3(k)(1)(i), the Company is exempt from a requirement to maintain reserves for the exclusive benefit of its customers. As of and for the year ended December 31, 2015, the Company was in compliance with the conditions of this exemption.

(5) Commitments and Contingencies

The Company is involved in various legal proceedings, litigation, and threatened litigation arising in the ordinary course of business. In the opinion of management, based on current information, future developments involving the ultimate disposition of threatened litigation will not have a material effect on the financial position of the Company.

(6) Subsequent Events

The Company has evaluated subsequent events through February 29, 2016, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 1

Computation of Net Capital and Aggregate
Indebtedness under Rule 15c3-1 of the
Securities Exchange Act of 1934

December 31, 2015

Computation of net capital:		
Total stockholder's equity from statement of financial condition	$	223,300
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		223,300
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of capital		—
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		223,300
Deductions and/or charges:		
Nonallowable assets:		
Deferred income taxes		12,442
Prepaid expenses		52,849
Total deductions and/or charges		65,291
Net capital before haircuts on securities		158,009
Haircuts on securities (pursuant to Rule 15c3-1(f))		—
Net capital	$	158,009
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	$	7,500
Payable to affiliates		15,220
Items not included in statement of financial condition		—
Total aggregate indebtedness	$	22,720
Computation of basic net capital requirement:		
Minimum net capital required (based upon aggregate indebtedness)	$	1,515
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital		153,009
Ratio aggregate indebtedness to net capital		14.38%

Reconciliation with Company's Computation of Net Capital on Form X-17A-5 as of December 31, 2015

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 2

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2015

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).

LOMBARD INTERNATIONAL DISTRIBUTION COMPANY

Schedule 3

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the
Securities Exchange Act of 1934

December 31, 2015

The Company claims an exemption from Rule 15c3-3 under Section (k) (1).



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lombard International Distribution Company:

We have reviewed management's statements, included in the accompanying Lombard International Distribution Company's Exemption Report (the Exemption Report), in which (1) Lombard International Distribution Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, PA
February 29, 2016

Lombard International Distribution Company's Exemption Report

Lombard International Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2015 to December 31, 2015 without exception.

I, Todd R. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lombard International Distribution Company



Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

February 29, 2016



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lombard International Distribution Company:

We have reviewed management's statements, included in the accompanying Lombard International Distribution Company's Exemption Report (the Exemption Report), in which (1) Lombard International Distribution Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, PA
February 29, 2016

Lombard International Distribution Company's Exemption Report

Lombard International Distribution Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2015 to December 31, 2015 without exception.

I, Todd R. Miller, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Lombard International Distribution Company



Todd R. Miller
Vice President, Controller, Chief Financial Officer and Treasurer

February 29, 2016